UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 30, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer

Santander

Earnings Presentation

1Q24
BRGAAP

April 30th, 2024

Disclaimer

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, suggest or imply future results, performance or achievements, and may include terminology such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or others that have similar meaning.

Such statements are subject to numerous risks, uncertainties and assumptions. We issue a warning that a number of significant circumstances could cause actual results to significantly diverge from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. In no event shall Santander Brasil, as well as any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents are in no way responsible for third parties (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or related damages.

Aside from other considerations stated in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance. Our ability to compete effectively will depend on changes in consumer preferences and financial circumstances of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions leading to changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification to business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.


Santander

1 Strategy Update

2 1Q24 Results Highlights

3 Takeaways

Key Messages

1Q24 highlights and forward-looking expectations

	YoY	
NII	+14%	**Client and market NII with solid performance**
Fees	+13%	**Expansion in funding and fees** reinforcing business diversification
Funding from clients	+10%	
LLP	-11%	Consolidation of the portfolio management strategy has led to an **improvement in LLP**
Expanded loan portfolio	+8%	**Consistent portfolio expansion** and positive outlook for cost of risk

Results

Net Profit

R$ **3.0** billion
(+37% QoQ)
(+41% YoY)

Managerial ROAE

14.1%
(+1.8 p.p. QoQ)
(+3.5 p.p. YoY)

Strategy progress

- Stores with **new business model**
- Service to small enterprises by **microregions**
- **Regional platforms** for middle-income customers
- **Complete redesign** of Mass Income offer
- **New brand positioning**

Customer centricity

We are a digital bank with stores, available where, how and when the customer desires

Principality

Focus on becoming the primary bank for customers in their financial decisions

+4% YoY
Loyal customers

71%
of loyal customers from **payroll**

NPS

Continuously improving the customer experience across all touchpoints

Multichannel: 96% of customers use at least two channels

Segments	Digital	Remote	Physical
Individuals			
60 (+7 YoY)	73 (+8 YoY)	73 (+19 YoY)	70 (+10 YoY)

Products[2]

Companies[1]	Individual Account	Card	Business Account[1]
40 (+11 YoY)	78 (+9 YoY)	86 (+6 YoY)	70 (+6 YoY)

Profitability

Quartely revenue per customer by vintage



2021 Vintage
2022 Vintage
2023 Vintage
156
133
100
88
1Q23
1Q24

+13% YoY
Fees expansion

+10% YoY
Growth in funding balance

Profitability levers:

- Select
- Investments
- Strategic Businesses
- Mass Income

(1) Considering SMEs segment. (2) At the time of product purchase.

Santander Select

Ambition of becoming the **leading plataform for premium services in Brazil**

Total customers

1.4 million

+71% YoY

+5% QoQ

NPS

68

+6 YoY

Investment clients[1]
(base 100)



100
120
156
158
Mar/22
Mar/23
Dec/23
Mar/24

Consolidation of the investor customer base

Net inflow
(base 100)



100
171
236
293
1Q22
1Q23
4Q23
1Q24

Net inflow reaches its **all-time high**

Loan portfolio
(R$ billion)



+58%
42.8
59.4
66.2
67.8
Mar/22
Mar/23
Dec/23
Mar/24

Accounts for **27%** of the individual retail portfolio

(1) Internal concept of customers with investments exceeding R$ 100,000.

Investments

Expansion of the funding plan

Customer funding growth
(base 100)


126
114
100
1Q22
1Q23
1Q24

	Retail[1]	Santander AAA	TORO	Santander Private Banking
Net inflow	**+86%** in individuals YoY	**R$ 5.0 billion**	**R$ 3.2 billion**	**R$ 1.6 billion**
	Investors increased[2] **+10% YoY**	**1.5 thousand** advisors, with ambition of reaching 2.0 thousand	**+32% YoY** in revenues	**Market Share[3]** +0.5 p.p. YoY
NPS	**82** +11 pts YoY	**82** +28 pts YoY	**83** -1 pt YoY	**83** +6 pts YoY
	Net inflow (R$ billion)	**Net inflow per advisor** (R$ million)	**AuC** (R$ billion)	For the 2nd consecutive year, **we have been named Brazil's Best International Private Banking[4]**


+153%
2.8
5.5
7.2
1Q22
1Q23
1Q24


+46%
2.5
2.6
3.7
1Q22
4Q23
1Q24


+140%
8.2
13.8
19.7
1Q22
1Q23
1Q24

EUROMONEY PRIVATE BANKING AWARDS 2024 BRAZIL BEST INTERNATIONAL PRIVATE BANK

(1) Retail funding includes AAA. (2) Internal concept of customers with investments exceeding R$ 100,000. (3) Source: Anbima, as of February 2024. (4) As per Euromoney Awards.

Strategic Businesses

Diversifying the portfolio with consistency and profitability

Cards

Credit turnover
(Growth YoY)


-1%
3%
7%
11%
14%
1Q23
2Q23
3Q23
4Q23
1Q24

+13% YoY average spending per customer

Customer base expansion[1]
(Growth YoY)


-13%
-10%
-4%
-1%
3%
1Q23
2Q23
3Q23
4Q23
1Q24

86% of our cardholders also have an account with the Bank

Sustainable growth
Cards issued (base 100 in 4Q21)


43
64
65
1Q23
4Q23
1Q24

Increased activation after signing up for the product

Payroll loans

Loan portfolio
(R$ billion)


+34%
53.9
61.7
67.6
72.0
Mar/22
Mar/23
Dec/23
Mar/24

Loan portfolio growth above Brazilian Financial System, with Santander achieving +15% YoY vs. +6% SFN[2]

+0.8 p.p. market share in loan YoY[3]

Origination
(base 100)


100
159
205
1Q22
1Q23
1Q24

NPL 90 outperforms the Brazilian Financial System
(Feb/24 vs Feb/22)


SFN
Santander
-0.4
-0.6

17% YoY profitability growth in new vintages

(1) Active customers wih credit cards. (2) Data as of February/2024. (3) Feb/24 vs. Feb/23.

Strategic Businesses

Diversifying the portfolio with consistency and profitability

Consumer Finance

Record auto loan origination
(R$ billion)


+65%
7.5
8.4
11.8
12.4
1Q22
1Q23
4Q23
1Q24

Auto loan portfolio maintaining a strong pace (R$ billion)


+14%
56.1
58.0
61.2
64.1
Mar/22
Mar/23
Dec/23
Mar/24

NPL 90 outperforms the Brazilian Financial System
(Feb/24 vs Feb/23)


SFN
Santander
-0.6
-0.8

-37% in Over 30 days in auto loans to individuals (Dec/23 vs. Dec/22)

21% market share in auto loans to individuals

Leader in auto loan origination in the country

77% increase in profitability of new vintages over two years

Agribusiness

Consistent portfolio expansion
(R$ billion)


+87%
29.6
39.9
53.7
55.4
Mar/22
Mar/23
Dec/23
Mar/24

Sustainable revenue growth
(base 100)


100
142
213
1Q22
1Q23
1Q24

Companies

Ambition to be the bank of choice for companies

SMEs

Potential to double the business, growing with our customers

Strengthening the customer service model

Tailored to the client's profile and targeting microregions | **+2x** monthly visits per specialist

R$ 78 billion
Expanded loan portfolio
(Growth YoY)


7.6%
8.4%
10.7%
Mar/23
Dec/23
Mar/24

Revenues
(base 100)


100
111
115
1Q22
1Q23
1Q24

Funding balance
(base 100)


100
118
133
1Q22
1Q23
1Q24

Corporate

Services tailored to our customers' complexity and sophistication

Rankings YTD

- **1st Local trade finance[1]** | 23.6% share
- **1st Project Finance[2]** | 7.6% share
- **1st FX Brazil[3]** | 16.0% share
- **2nd Derivatives Brazil[4]** | 9.8% share

2nd largest independent energy trader[5]

Banking as a Service

+24% growth in transaction volume via APIs (YoY)

+67% partnership growth (QoQ)

Revenues
(base 100)


100
102
109
1Q22
1Q23
1Q24

Expanded loan portfolio
(R$ billion)


+5%
229.5
240.8
241.7
Mar/23
Dec/23
Mar/24

(1) International Chamber of Commerce. (2) Infralogic. (3) Brazilian Central Bank. (4) B3. (5) Electricity Trading Chamber.

Digital First

90% of customers use our App

Reduction of 35% in stores visits

Decrease of 22% in calls per customer

Conversational remote

Resolution rate 97% (+3 p.p.)

Material increase in chat usage (+12 p.p.)

Gen. AI and human enhancing business

New store model

Store as a **convenience** channel and part of a comprehensive **multichannel offering**

Serves customers from **all segments**

Transition from portfolio management to **flow management**

Expertise in the store's microregions, **bringing the bank to the customer**

New **middle-income** customer service model, based on regional **'platforms'**

Launch of free

- **Complete redesign** of the Mass Income offering
- **New digital experience,** much simpler and intuitive
- **Continuous multichannel conversation:** App, Chat, and Store 100% integrated
- Consolidates focus on **achieving customer principality**

- Free account and card
- Unlimited withdrawals
- 10 days interest-free with PIX key




COMEÇA AGORA
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1

Strategy Update

2

1Q24 Results Highlights

3

Takeaways

Client and market NII grow quarterly, with a positive evolution of spreads

(R$ million)	1Q24	1Q24 x 4Q23	1Q23	1Q24 x 1Q23
Client NII	14,457	4.1%	14,004	3.2%
Product NII	13,810	3.7%	13,080	5.6%
Volume	573,547	2.1%	537,400	6.7%
Spread (p.a.)	10.01%	*0.28 p.p.*	10.24%	*-0.23 p.p.*
Market NII	333	n.a.	-1,088	n.a.
Net Interest Income	14,790	7.3%	12,916	14.5%



NII
(Growth YoY)
-6.1%
4.9%
4.4%
8.8%
14.5%
1Q23
2Q23
3Q23
4Q23
1Q24



Net Interest Income
R$ million
10.24%
9.99%
9.69%
9.73%
10.01%
Spread (p.a.)
12,916
13,332
13,151
13,780
14,790
14,004
14,068
13,797
13,882
14,457
Client NII
-1,088
-736
-647
-102
333
Market NII
1Q23
2Q23
3Q23
4Q23
1Q24

Loan portfolio growth driven by Individuals and Consumer Finance

(R$ million)	Mar/24	Mar/24 x Dec/23	Mar/23	Mar/24 x Mar/23	
Individuals	246,717	2.9%	228,735	7.9%	
Consumer Finance[1]	72,211	3.6%	67,133	7.6%	11.0%[2]
SMEs[3]	68,883	2.2%	61,957	11.2%	
Corporate[3]	137,542	-1.5%	142,490	-3.5%	
Total[4]	**525,353**	**1.7%**	**500,314**	**5.0%**	5.4%[2]
Private securities and guarantees	128,667	1.8%	104,749	22.8%	
Expanded Portfolio	**654,020**	**1.7%**	**605,063**	**8.1%**	8.5%[2]

Focus on **collateralized products**

69% of the individual loan portfolio is collateralized

+2 p.p. QoQ
+4 p.p. YoY

Loan Portfolio

Auto Loans[4]
R$ 74.0 billion
+5% QoQ
+16% YoY[2]

Payroll loans
R$ 72.0 billion
+6% QoQ
+17% YoY

Cards
R$ 53.8 billion
Stable QoQ
+9% YoY

Agribusiness[5]
R$ 55.4 billion
+3% QoQ
+39% YoY

(1) Impacted by the sale of our entire stake in Banco PSA, which had a portfolio of R$ 2,085 million as of Mar/23. (2) Changes excluding Banco PSA. (3) There was a migration of portfolio balances between the SME and Corporate segments. Therefore, we have reclassified the 2023 information to guarantee better comparability. (4) Including the auto loan and consumer finance portfolios, comprising individual and business customers. (5) Considering Loans and Private Securities.

Inflows grow annually through the expansion of the funding plan

(R$ million)	Mar/24	Mar/24 x Dec/23	Mar/23	Mar/24 x Mar/23
Demand deposits	37,484	-8.5%	36,891	1.6%
Saving deposits	57,093	-1.8%	58,650	-2.7%
Time deposits	374,283	0.6%	328,574	13.9%
Repo products[1]	18,016	-16.6%	19,120	-5.8%
Real Estate (LCI) and Agribusiness (LCA) credit notes	79,713	2.1%	64,574	23.4%
Others[2]	56,837	1.2%	58,440	-2.7%
Funding from Clients	**623,427**	**-0.6%**	**566,249**	**10.1%**

Customer funding mix by segment


58%
58%
57%
57%
56%
42%
42%
43%
43%
44%
Mar/21
Mar/22
Mar/23
Dec/23
Mar/24
Corporate & SMEs
Individuals3

Customer funding mix by product


R$ billion
+10.1%
566.2
627.1
623.4
3.4%
3.4%
2.9%
6.5%
6.5%
6.0%
10.4%
9.3%
9.2%
10.3%
9.0%
9.1%
11.4%
12.5%
12.8%
58.0%
59.3%
60.0%
Mar/23
Dec/23
Mar/24
Repo products1
Demand deposits
Savings deposits
Others2
Real Estate (LCI) and Agribusiness (LCA) credit notes
Time deposits

(1) Backed by debentures. (2) Financial bills, secured by real estate notes and COE. (3) Including the Private segment.

Fees expansion over the year and seasonal effect in the quarter

(R$ million)	1Q24	1Q24 x 4Q23	1Q23	1Q24 x 1Q23
Cards	1,238	-5.3%	1,196	3.5%
Current Account Services	851	-0.5%	819	3.8%
Insurance Fees	951	-7.0%	756	25.9%
Credit Operations	583	2.8%	471	23.9%
Securities Brokerage and Placement	394	-17.0%	333	18.4%
Asset Management and "Consórcios"	368	3.9%	349	5.2%
Asset Management	137	10.8%	140	-1.9%
"Consórcios"	230	0.1%	210	9.9%
Collection Services	311	-2.5%	328	-5.0%
Others	189	n.a.	79	n.a.
Total Fees	**4,886**	**-2.4%**	**4,332**	**12.8%**

Total fees



R$ million
4,332
4,412
4,707
5,007
4,886
1Q23
2Q23
3Q23
4Q23
1Q24

Fee breakdown in 1Q24



R$ million
+12.8%
4,332
42
31
195
61
112
18
-16
109
4,886
1Q23
Cards
Current Account Services
Insurance Fees
Securities Brokerage and Placement
Credit Operations
Asset Management and "Consórcios"
Collection Services
Others
1Q24

Quarterly improvement in LLP and positive outlook on cost of risk for the year

Allowance for loan losses and cost of risk



R$ million
4.5%[1]
4.5%[2]
4.3%
4.0%[3]
3.8%[3]
11,000
6,765[1]
5,980[2]
4,530
5,618
6,837
6,105[3]
6,043
7,699
7,162
6,487
6,924
6,765
-934
-1,182
-869
-820
-723
1Q23
2Q23
3Q23
4Q23
1Q24
LLP
Recovery of written-off loans
Cost of risk – 12M
Considering the extraordinary events
Including specific case in Wholesale

NPL Formation[4]



1.56%
1.70%
1.32%[5]
1.05%
1.36%
1.32%
7,618
6,604[5]
8,501
5,250
6,839
6,820
1Q23
2Q23
3Q23
4Q23
1Q24
NPL formation/ portfolio (ex-renegotiated)
NPL formation (ex-renegotiated) (R$ million)

Renegotiated loan portfolio



54.4%
53.1%
52.7%
53.8%
54.3%
7.4%
7.1%
6.8%
6.3%
6.0%
36,844
35,600
34,334
32,761
31,696
Mar/23
Jun/23
Sep/23
Dec/23
Mar/24
Renegotiated portfolio coverage
Renegotiated portfolio relative to the total loan
Renegotiated portfolio (R$ million)

(1) Disregarding the effect of the additional provision booked in 1Q23. (2) Disregarding the impact of the additional provision reversal in 2Q23. (3) Disregarding the impact of the additional provision booked for a specific case in Wholesale in 4Q23. Considering this provision, the cost of risk 12M was 3.9% in 1Q24 and 4.1% in 4Q23. (4) NPL Formation is calculated by adding the portfolio written-off as loss during the period to changes in the over-90-day non-performing loan portfolio, over the loan portfolio of the preceding quarter. (5) Disregarding the active portfolio sale amounting to R$ 1.9 billion in 2Q23.

NPL at controlled levels, highlighted by the performance in the Individuals segment

NPL Ratios

15-90 days


6.5%
5.9%
5.6%
5.2%
5.1%
4.5%
4.2%
4.0%
3.8%
3.8%
1.9%
1.8%
1.9%
1.7%
2.0%
Mar/23
Jun/23
Sep/23
Dec/23
Mar/24
Individuals
Total
Corporate & SMEs

15 -90 days in Corporate & SMEs[1]


5.5%
5.3%
5.0%
4.8%
4.9%
0.2%
0.1%
0.5%
0.1%
0.4%
Mar/23
Jun/23
Sep/23
Dec/23
Mar/24
SMEs
Corporate

Over 90 days


4.5%
4.8%
4.2%
4.3%
4.3%
3.2%
3.3%
3.0%
3.1%
3.2%
1.4%
1.4%
1.3%
1.4%
1.5%
Mar/23
Jun/23
Sep/23
Dec/23
Mar/24
Individuals
Total
Corporate & SMEs

Over 90 days in Corporate & SMEs[1]


4.2%
4.2%
3.9%
4.1%
4.4%
0.1%
0.1%
0.1%
0.1%
0.1%
Mar/23
Jun/23
Sep/23
Dec/23
Mar/24
SMEs
Corporate

Santander (1) There was a migration of portfolio balances between the SME and Corporate segments. Consequently, we have reclassified the 2023 information to ensure better comparability.

Expenses declined during the quarter, while the efficiency ratio hits its lowest level in recent periods

(R$ millions)	1Q24	1Q24 x 4Q23	1Q23	1Q24 x 1Q23
Administrative	2,436	-14.2%	2,461	-1.0%
Personnel	3,059	3.6%	2,777	10.2%
Total Expenses	5,495	-5.1%	5,237	4.9%
Depreciation and Amortization[1]	802	1.2%	759	5.7%
Total General Expenses	**6,297**	**-4.3%**	**5,997**	**5.0%**

General Expenses



R$ million
6,582
4Q23
-65
-1.0%²
Expenses with expansion of the business
-220
-3.3%²
Recurring expenses
6,297
1Q24

Expenses and Efficiency Ratio



R$ million
41.1%
43.1%
42.5%
43.0%
39.7%
5,997
759
2,461
2,777
6,039
784
2,492
2,762
6,095
797
2,505
2,793
6,582
793
2,838
2,952
6,297
802
2,436
3,059
1Q23
2Q23
3Q23
4Q23
1Q24
Personnel Expenses
Administrative expenses
Depreciation and Amortization¹
Efficiency ratio

(1) Excluding 100% of the goodwill amortization expense of R$ 85 million in 1Q24 and R$ 85 million in 4Q23. (2) Variations relative to the total for the previous period.

Results

(R$ million)	1Q24	4Q23	1Q24 x 4Q23	1Q23	1Q24 x 1Q23
Net Interest Income	14,790	13,780	7.3%	12,916	14.5%
Fees	4,886	5,007	-2.4%	4,332	12.8%
Total Revenues	**19,676**	**18,787**	**4.7%**	**17,248**	**14.1%**
Allowance for Loan Losses	-6,043	-6,837	-11.6%	-6,765	-10.7%
General Expenses	-6,297	-6,582	-4.3%	-5,997	5.0%
Others	-3,797	-3,429	10.7%	-2,592	46.5%
Managerial Profit Before Taxes	**3,539**	**1,939**	**82.5%**	**1,895**	**86.8%**
Taxes and Minority Interest	-518	265	n.a.	245	n.a.
Managerial Net Profit	**3,021**	**2,204**	**37.1%**	**2,140**	**41.2%**

Highlights
R$ million

1Q24

Net Interest Income
14,790
+7.3% QoQ
+14.5% YoY

Fees
4,886
-2.4% QoQ
+12.8% YoY

Managerial ROAE [1]
14.1%
+1.8 p.p. QoQ
+3.5 p.p.YoY

Managerial 12M cost of risk [2]
3.8%
-0.2 p.p. QoQ
-0.8 p.p. YoY

Expanded loan portfolio
654,020
+1.7% QoQ
+8.1% YoY

BIS Ratio
14.5%
Stable QoQ, +0.7 p.p. YoY

CET1
11.4%
-0.1 p.p. QoQ, +0.6 p.p. YoY

(1) Disregarding a specific case in wholesale in 4Q23. When considering this specific case, ROAE would have been 10.4% in 4Q23, changing by +3.7 p.p. QoQ in 1Q24.
(2) Considering the effect of the provision for a specific case in wholesale in 4Q23, the 12M cost of risk would have been 3.9% in 1Q24 and 4.1% in 4Q23, representing -0.2 p.p. QoQ in 1Q24.



1

Strategy Update

2

1Q24 Results Highlights

3

Takeaways



Takeaways –

Quarter highlights and expectations

- **Consistent revenue growth**, showing a positive outlook throughout 2024
- Cost of risk **keeps improving**, with a diversified and profitable portfolio
- Strategic businesses maintain a positive trend and **consistent with our strategy**
- **New commercial model** in stores and microregions brings strong offering edge
- **Começa Agora:** obsessive focus on the principality of our Mass Income customers